UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
March 26, 2002

America First Real Estate Investment Partners, L.P.
(Exact name of registrant as specified
in its Agreement of Limited Partnership)

Delaware	39-1965590
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 400, 1004 Farnam Street, Omaha, Nebraska	68102
(Address of principal executive offices)	(Zip Code)

(402) 444-1630
(Registrant's telephone number, including area code)

AMERICA FIRST REAL ESTATE INVESTMENT PARTNERS, L.P. AND SUBSIDIARIES

Item 2. Acquisition or Disposition of Assets

On March 26, 2002, America First Real Estate Investment Partners, L.P., a Delaware limited partnership, (the "Company"), acquired a 360-unit multifamily housing property located in Jacksonville, Florida and known as The Glades Apartments (the "Property") from Diversified Real Estate Limited Partnership (the "Seller"). The Company paid a total of $15,299,854 for the Property, including acquisition costs of $186,197. The purchase price was determined in arm's length negotiations. The acquisition of the Property was financed with the Company's available cash of $6,434,844 and the assumption of a $8,865,000 mortgage note payable. The mortgage note payable bears interest at a fixed annual rate of 6.10% and matures October 1, 2002. The Company knows of no material relationship between the Seller and the Company or any of its affiliates, directors or officers or any associate of any of its directors or officers. The Company intends to continue renting the Property as multifamily housing.

Item 7. Financial Statements and Exhibits

To be filed as an amendment

AMERICA FIRST REAL ESTATE INVESTMENT PARTNERS, L.P. AND SUBSIDIARIES

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


By America First Real Estate
Investment Partners, L.P.

By America First Capital
Source I, L.L.C., General
Partner of the Company

By /s/ Michael Thesing
Michael Thesing,
Vice President, Secretary
and Treasurer


Date: May 13, 2002